August 2, 2018

Chad Eskildsen

U.S. Securities & Exchange Commission

Re: Audit of Filings

Dear Mr. Eskildsen,

We are responding to comments we received in July and early August 2018 regarding the N-SAR/B and the independent auditors report files with the N-CSR for fiscal year end of December 31, 2017. All references are to comments received on our telephone conversation or through email correspondence.

SEC Comments and Kavilco Incorporated response

 1. It was requested that “Independent Auditors’ Report” filed with the N-CSR be revised as a “Report of Independent Registered Public Accounting Firm” by Peterson Sullivan, LLP.

- This report was revised and an amended report was filed as an N-CSR/A on Edgar on 7/30/2018.

2. It was requested that the N-CSR’s new “Report of Independent Registered Public Accounting Firm” include the city and state, indicating with branch of Peterson Sullivan, LLP completed this document.

- This report was revised to include “Seattle, WAshington” under Peterson Sullivan’s signature; this amendment was included in the N-CSR/A filed on Edgar on 7/30/2018.

3. After the filing of the N-CSR/A on 7/30/2018, it was further requested by email that the following sentence be added to the “Report of Independent Registered Public Accounting Firm” in the final paragraph “Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the custodian and brokers.”

- The amendment requested was forwarded to Peterson Sullivan, LLP, and upon receipt of the revised report, a further amended N-CSR/A was filed on Edgar on 8/2/2018 with this sentence included.

4. The accountant’s letter that accompanies the N-SAR/B filing had the incorrect date for the period covered.

- This error was made in the filing process and was not a reflection on Peterson Sullivan, LLP. An N-SAR-B/A was filed on July 13, 2018 with the corrected date on the accountant’s letter.

5. The accountants letter filed with the N-SAR/B did not include the city and state of Peterson Sullivan, LLP.

- The N-SAR-B/A filed on July 13, 2018 included “Seattle, Washington” as the city and state on the accountant’s letter.

6. It was requested that the changes requested by the Securities & Exchange Commission be documented and filed as correspondence on Edgar.

- This correspondence document will be filed upon completion.

Thank you very much for your input; we will take care to ensure that these errors are not repeated in the future. Please accept this response and the amended filings as complete; if you have any questions, please do not hesitate to contact us.

Sincerely,

KAVILCO INCORPORATED

/S/

Scott burns, Chief Financial Officer / Chief Compliance Officer